Exhibit (a)(5)(v)

        News release

HP Extends Tender Offer for Mercury Interactive Until November 1, 2006
Editorial contacts: Brigida Bergkamp, HP +1 866 266 7272 pr@hp.com www.hp.com/go/newsroom Hewlett-Packard Company 3000 Hanover Street Palo Alto, CA 94304 www.hp.com
PALO ALTO, Calif., Oct. 25, 2006—HP today extended its previously announced tender offer for all of the common stock of Mercury Interactive Corporation until midnight, New York City time, on November 1, 2006.

The tender offer, which was previously set to expire at midnight, New York City time, on October 27, 2006, was extended in order to give Mercury stockholders sufficient time to evaluate the selected preliminary third quarter financial results reported by Mercury on October 25, 2006. As of midnight, New York City time, on October 24, 2006, approximately 38.9 million shares had been tendered in and not withdrawn from the offer.

In connection with the extension of the tender offer, HP has agreed to waive all conditions to the completion of the tender offer that are satisfied as of midnight, New York City time, on October 27, 2006 (other than the minimum condition that Mercury stockholders tender and not withdraw at least a majority of the outstanding Mercury shares). The minimum condition and any other conditions that are not satisfied as of that time still will have to be satisfied or waived prior to the completion of the tender offer.

About HP
HP is a technology solutions provider to consumers, businesses and institutions globally. The company's offerings span IT infrastructure, global services, business and home computing, and imaging and printing. For the four fiscal quarters ended July 31, 2006, HP revenue totaled $90.0 billion. More information about HP (NYSE, Nasdaq: HPQ) is available at www.hp.com.

Important information
THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF MERCURY INTERACTIVE CORPORATION COMMON STOCK IS MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP AND MARS LANDING CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 17, 2006. MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS MAY OBTAIN COPIES OF THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS MAY ALSO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT +1 877 653 2948, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

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© 2006 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. HP shall not be liable for technical or editorial errors or omissions contained herein.

10/2006